CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

January 14, 2013

“CORRESP”

United States Securities and

Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Mr. James Giugliano

Re:	China Natural Resources, Inc.
Form 20-F for the Year Ended December 31, 2011
Staff Letter of Comment dated December 21, 2012
SEC File No. 0-26046

Ladies and Gentlemen:

We acknowledge receipt of the Staff’s comment letter dated December 21, 2012 (received January 11, 2013); and confirm our intention to respond to the Staff’s comments on or before January 25, 2013.

Very truly yours,

/s/ Li Feilie
Li Feilie
Chief Executive Officer